UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 thereunder

SALAMON GROUP, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-53459	20-3551488
(State or other	(Commission	(IRS Employer
jurisdiction of incorporation)	File Number)	Identification No.)

1401 F Street, Suite 200,
Modesto, CA 95354- 2557
(Address of principal executive offices)

(Former address if changed since last filing)

(702) 241-0145
(Registrant’s telephone number)

__________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
__________________________________________________________________________

SALAMON GROUP, INC.

4080 Paradise Road, #15-901
Las Vegas, Nevada 89169

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about August 4, 2011, to the holders of record at the close of business on July 6, 2011 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Shares”) of Salamon Group, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Salamon Group, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

On the Record Date, 46,960,728 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE
COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION
STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On May 12, 2011, the Parties amended the Stock Purchase Agreement previously entered into on December 30, 2011 (“SPA”) , pursuant to which the Company agreed to acquire all of the issued and outstanding shares of Sunlogics Power Fund Management Inc. (“SPF”) from its sole shareholder, Mr. Michael Matvieshen, in consideration for the issuance by the Company to Mr. Matvieshen of 20,000,000 shares of the Company’s common stock representing approximately 42.6 percent of the outstanding shares (post issuance). The closing of the transactions (“Closing”) contemplated by the SPA occurred on May 13, 2011 (“Closing Date”),

On December 7, 2010, Mr. John Salamon submitted his resignation from our Board of Directors and appointed Mr. Matvieshen to our Board of Directors. On January 25, 2011 Chuck Bryant and Jack Deliddo were appointed as directors of the Company. On February 1, 2011, Sass Peress was appointed as director of the Company. These appointments resulted in a change of the majority of the Board of directors of the Company.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock immediately following the Closing by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

	Beneficial
	Ownership
Name of Beneficial Owner	Total Shares	Percent of
	(2)	Class (4)
Michael Matvishen (1) Director, President, Treasurer and Chief Executive Officer	20,000,000	42.6%
Sass Peress (1), Director
Charles Bryant(1), Director
Jack DeLiddo(1), Director
John Salamon (3)	-	-
Sunlogics Inc. IN TRUST	1,325,627(5)	2,82%
Space Globe Technologies Ltd.,	8,924,033(6)	19.0%

All Directors and Executive Officers as a Group (4 Persons)

(1)	Executive officer and/or director of the Company. The appointments of Mr. Peress, Mr. Bryant and Mr. DeLiddo shall become effective on the Effective Date.

(2)

In accordance with Rule 13d-3(d)(1) under the Exchange Act, represents the total number of shares of Common Stock owned as of May 13, 2011, the closing date for the Acquisition, and shares of Common Stock acquirable within 60 days of May 13, 2011 through the exercise of stock options.

(3)	Former Chief Executive Officer and current director until the Effective Date. .

(4)	Represents the percent of ownership of total outstanding shares of Common Stock based on 46,960,728 shares of Common Stock outstanding as of July 6, 2011.

(5)	Sunlogics Inc. is a Canadian corporation

(6)	Space Globe Technologies Ltd. is a Canadian corporation wholly owned by Mr. John Salamon.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Stock Purchase Agreement, our Board of Directors consisted of one member, Mr. John Salamon, who was elected to serve until his successor(s) are duly elected and qualified. Mr. Salamon has submitted a letter of resignation and Messrs Bryant, Deliddo and Peress have been appointed to our Board of Directors. Mr. Salamon’s resignation, and the appointments of Messrs. Bryant, Deliddo and Peress will become effective on the Effective Date.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Michael Matvieshen	49	Director, President, Treasurer and Chief Executive Officer
Chuck Bryant(1)	54	Director
Jack Deliddo (1)	54	Director
Sasss Peress (1)	48	Director
John Salamon (3)	65	Director and Former Chief Executive Officer

(1)	Chuck Bryant and Jack Deliddo were appointed as directors of the Company on January 25, 2011. They will begin service as directors of the Registrant on the Effective Date.

(2)	Sass Peress was appointed as director of the Company on February 1, 2011. They will begin service as directors of the Registrant on the Effective Date.

(3)

On December 7, 2010, Mr. John Salamon resigned as an executive officer of the Company . On December 7, 2010, Mr. Salamon also resigned as a director of the Company, which will take effect on the Effective Date.

Michael Matvieshen, President, CEO and Director

Mr. Michael Matvieshen was appointed to serve as President and Chief Executive Officer of the Company on December 7, 2010. Mr. Matvieshen was the founder and President and CEO of EPOD Solar a solar energy company that built solar parks in Germany and the predecessor of Sunlogics Inc. Previously he was President of Wolverine Resources Inc., an oil upgrading refinery owned by the venture capital firm SGGF. Mr. Matvieshen has also served as Vice-President of Gen5 Tech Corporation, in which he managed the construction, capital budgeting and start-up of an oil upgrading plant in Alberta. Mr. Matvieshen has extensive experience in the industrial water and oil treatment industries in making fuels for diesel generators and in making base oils for drilling and floating potash. He has been in the technology development business for the past 15 years, primarily as an entrepreneur and inventor. He has also been involved in land development and commercial build construction as an investor/owner for the past 23 years.

C Charles L. Bryant Jr., Director

After graduating with honors from California State University, Stanislaus in 1977, Chuck founded CL Bryant, Inc., wholesale petroleum distributors. With a team of 6 employees, they had sales of more than $4 million in the first year. Over the next 25 years, CL Bryant established itself as one of the top-producing petroleum distributors in the country, buying out many competitors and building branch operations throughout Central California. It became the number one seller of Unocal 76 lubricants in the United States and the nation’s top seller of Union 76 NASCAR racing gasoline which was marketed and delivered over 7 western states. CL Bryant received numerous awards for fast growth and top sales. By 2006, Chuck had grown the business to 150 employees and over $250 million in sales. He sold the business in May of 2006 to pursue other interests. He is currently involved in multiple business start-ups, helping others fulfill their dreams of impacting their world. He has served since October 2005 as Executive Director of the Pinnacle Forum, Modesto.

Jack DeLiddo, Vice President Industrial Installations, Director

Jack DeLiddo is a pioneer in the solar community. He is the founder of Rooftop Energy, now a wholly owned subsidiary of Sunlogics, a company that specializes in roof mounted photovoltaic systems operated on large commercial spaces. Mr. DeLiddo has successfully marketed an exclusive lease program that combines patented roofing protection and renewable energy generation; a unique combination that provides worry-free building envelope protection. Mr. DeLiddo has cultivated a relationship with GM through his former company DEERS. DEERS developed in cooperation with GM the Velcro® attachment system for applying solar PV panels to large commercial roof surfaces. Rooftop Energy completed the world’s largest rooftop solar photovoltaic power installation to GM’s car assembly plant located in Figueruelas, Zaragoza, Spain. The Zaragoza installation covers about 2 million sq. feet of roof at the plant with about 85,000 solar panels. The Zaragoza installation can generate about 12 megawatt (mw) of power. Rooftop Energy and General Motors together are developing GM’s world-wide “Solar Renewable Energy Initiative”. Rooftop Energy has been contracted and commissioned to develop and build solar projects for all qualifying GM facilities in the US, Canada, Mexico and Germany.

Sass Peress, Director

Mr. Peress began his history in the solar industry in 1988, founding ICP Solar. In 1994, his automotive background permitted him to launch the first successful range of solar chargers for automobiles and recreational vehicles in partnership with major retailers worldwide. In 1996, he was amongst the first in the solar industry to use the internet to promote a range of solar powered solutions for everyday living. With his scientific background and manufacturing experience, his involvement at Sunlogics will include the develoment of an intellectual property strategy for off-grid and grid-tie solar charging products. In addition to assuming the duties as director, his understanding of global community engagement through the internet, together with how renewable energy can be used to truly drive disruptive lifestyle changes for our planet will be key in his responsibilities as VP Consumer Products at Sunlogics Inc.Mr. Peress graduated with Honors from Concordia University’s MBA International Business Program in Montreal, Canada.

John Salamon, Director

On June 30, 2009, John Salamon was elected to serve as a Director of the Company and shall continue to serve in that capacity until the Effective Date. He was appointed as President and Chief Executive Officer of the Company on July 7, 2009 and served in that capacity until he resigned on December 7, 2010. Mr. Salamon was born in Lethbridge, Alberta, Canada in 1946. After completing public education in Bow Island, Alberta, Mr. Salamon began a career path working within the energy industry. His initial tasks involved helping to explore for oil and gas in the oil fields of Northwestern Alberta. Within the scope of oilfield engineering, Mr. Salamon participated in many courses of study allowing him to experiment with the leading edge technologies and their implementation. Mr. Salamon has over 5 years of experience in oilfield exploration and drilling operations in Europe and Asia. During his tenure in the oil and gas industry, Mr. Salamon did a lot of work repairing and maintaining small and medium sized electric motors and generators. Since then he has spent several years, on a part-time basis, studying and researching in the field of electric power generation and alternative energy sources

During 1997, Mr. Salamon performed promotional services for Globus Cellular in Kelowna, British Columbia, Canada. He performed the work as an independent contractor through his wholly owned company, “J. Salamon and Associates”. In late 1997 and 1998, Mr. Salamon performed promotional and product marketing services as an independent contractor for Beitler Consulting, a U.S. based import-export company. Mr. Salamon provided an avenue for Beitler Consulting to begin marketing product lines into the Canadian marketplace. In February 1998, Mr. Salamon formed Space Globe Technologies Ltd. for the purpose of researching and developing energy generation technologies. During 1999, Mr. Salamon performed promotional consulting work with an Edmonton based public corporation, Sustainable Developments Inc. He introduced the Edmonton corporation to potential investors, helped them to generate financial resources, and assisted them with corporate development and diversification strategies.

Directors are elected until their successors are duly elected and qualified.

Significant Employees

There are no significant employees other than Mr. Matvieshen.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

Other than disclosed below, none of the following parties has, since the beginning of our last fiscal year and during the fiscal year preceding, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will affect us:

  any of our directors or officers;
  any person proposed as a nominee for election as a director;
  any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of Common Stock;
  any of our promoters; or
  any relative or spouse of any of the foregoing persons who has the same house as such person.

At December 31, 2010, a total of $2,233 was due to a director of the Company. The amount owing is unsecured, non-interest bearing and is due on demand.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

Because the Common Stock is traded on the OTC Bulletin Board, the Company is not subject to the independence requirements of any securities exchange or the NASD regarding members of the Company’s Board of Directors. We intend, in the future, to use the definition of “independence” of a national securities exchange or of an inter-dealer quotation system which requires that a majority of the Board of Directors be independent.

Board Meetings and Annual Meeting

During the fiscal year ended December 31, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

Since our Board of Directors has not established an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by our Board of Directors as a whole, nor has the Board established a corporate governance committee or nominating committee.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies, as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board of Directors will participate in the consideration of director nominees.

The Board is of the opinion that such committees and procedures are currently not necessary, as the Company is an early development stage company, has only one director and, to date, such director has been performing the functions of such committees. When we are able to expand our Board of Directors to include one or more independent directors, our Board of Directors plans to form an audit committee and a corporate governance committee.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company’s executive officers did not receive any compensation or other remuneration in their capacity as such during the year ended December 31, 2010 and three-month period ended March 31, 2011.

..

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended December 31, 2010 and three-month period ended March 31, 2011.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2010. No equity awards were made during the fiscal year ended December 31, 2010 and three-month period ended March 31, 2011.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended December 31, 2010 and three-month period ended March 31, 2011.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended December 31, 2010 and three-month period ended March 31, 2011.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2010 and three-month period ended March 31, 2011.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended December 31, 2010 and three-month period ended March 31, 2011.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2010, we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. None of our executive officers received any compensation during the last fiscal year.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The current Bylaws of the Company provide that the Company shall indemnify a current or former director, officer, employee or agent of the Company, or a current or former director, officer, employee or agent of another enterprise serving in such capacity at the request of the Company, to the full extent permitted under Nevada law.

The Company is permitted by the Bylaws to purchase and maintain insurance for any of the parties described in the preceding paragraph against any liability, cost, payment or expense, whether or not the Company would have the power to indemnify such person against such liability.

The Company is incorporated under the laws of the State of Nevada. Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.751 of the Nevada Revised Statutes provides that discretionary indemnification under Section 78.7502 unless ordered by a court or advanced pursuant to subsection 2 of section 78.751, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by:

  By the stockholders;

  By the board of directors by majority vote of a quorum consisting of directors - who were not parties to the action, suit or proceeding;

  If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

  If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Articles of Incorporation, the Bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS Section 78.751:

  does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 78.7502 or for the advancement of expenses made pursuant to subsection 2 of section 78.751, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

  continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Stock Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Salamon Group, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 4, 2011
SALAMON GROUP, INC.

By: /s/ Michael Matvieshen
Michael Matvieshen
Chief Executive Officer